EXHIBIT 77D

For RiverSource Intermediate Tax-Exempt Fund and RiverSource Tax-Exempt Bond
Fund:

At a Board meeting held on April 11-12, 2007, the existing non-fundamental investment policy related to margin and selling short was revised to state that the fund will not buy on margin or sell short, except in connection with derivative instruments.